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SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO DALLAS LOS ANGELEs SAN FRANCISCO WASHINGTON, D.C.	787 SEVENTH AVENUE NEW YORK, NEW YORK 10019 TELEPHONE 212 839 5300 FACSIMILE 212 839 5599 www.sidley.com FOUNDED 1866	BEIJING GENEVA HONG KONG LONDON SHANGHAI SINGAPORE TOKYO
WRITER’S DIRECT NUMBER (212) 839-5880		WRITER’S E-MAIL ADDRESS ncorbett@sidley.com

CONFIDENTIAL For Use of SEC Staff Only

October 17, 2005
Electronic Filing Jeffrey Riedler Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 0309 450 Fifth Street, N.W. Washington, DC 20549-0309

Re:	PXRE Group Ltd. Preliminary Proxy Statement on Schedule 14A (File No. 001-15259)

Dear Mr. Riedler:

     We are filing herewith the revised Proxy Statement on Schedule 14A and related proxy materials (the “Proxy Statement”) of PXRE Group Ltd., a Bermuda company (“PXRE” or the “Company”) (File No. 001-15259) relating to the Company’s proposed Special General Meeting of Shareholders (the “Meeting”) scheduled to be held on November 18, 2005. We are concurrently providing courtesy copies of the revised Proxy Statement to you, which copies have been marked to indicate all changes made to the Proxy Statement as filed with the Securities and Exchange Commission on October 7, 2005.

     Set forth below are responses to the comments provided to Jeffery L. Radke of PXRE Group Ltd. in your letter dated October 14, 2005. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All factual statements and information set forth below are based on information furnished to us by PXRE. All capitalized terms used herein but not defined are as defined in the Proxy Statement.

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

SCHEDULE 14A

General

1.	Throughout your filing you state that approval of the proposals will allow you to complete your capital raising program. It is unclear whether the October 7, 2005 private placement is the entire program that you are referring to and the exchange of the Perpetual Preferred Shares into Common Shares would be the completion to the program or if your program envisions issuing any additional common or preferred shares following approval of the proposal to increase the number of authorized common shares and preferred shares. Please clarify.

The Company’s capital raising efforts have included a public offering of the Company’s Common Shares (completed on October 7, 2005), a private offering of Perpetual Preferred Shares (completed on October 7, 2005) and the proposed mandatory exchange of the Perpetual Preferred Shares into Common Shares (or Common Convertible Shares, as the case may be) upon approval by the shareholders at the Meeting. The exchange into Common Shares will complete its current capital raising efforts, and while it may do so from time to time in the future, it has no current intention of issuing any additional Common Shares and Preferred Shares following the approval of the proposals to increase the authorized Common Shares and Preferred Shares.

The Company has added disclosure on Pages 2 and 7 in response to this comment.

Appendices

2.	Please revise to include all appendices, rather than referring to appendices in previously filed documents.

The Company confirms that all Appendices have been included in, and will be mailed to shareholders with, the Proxy Statement.

How Many Votes Do I Have? page 3

3.	We note that some of your shareholders have agreed to vote in favor of proposals 1 and 2 at the meeting. Have shareholders holding a sufficient number of shares to ensure approval agreed to vote in favor of these proposals?

The Company confirms that the shareholders who have agreed to vote in favor of Proposals 1 and 2 do not hold a sufficient number of shares to ensure approval at the Meeting.

The Company has added disclosure on Pages 3, 4 and 11 in response to this comment.

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

Proposal 1, page 8

4.	Proposal 1 seeks approval of an amendment to the bye-laws increasing the authorized capital from $60,000,000 to $360,000,000. Proposal 3 seeks approval of an amendment to the bye-laws to increase the authorized share capital from $360,000,000 to $380,000,000. These proposals seem inconsistent. Please revise or advise.

The Company confirms that the disclosure accurately reflects the Proposals approved by the Board of Directors for presentation to shareholders at the Meeting. Proposal 1 and Proposal 2 seek approval for a total increase in authorized capital of $320 million in two separate stages. Proposal 1 seeks approval of an increase of $300 million in authorized capital (from the current level of $60 million to $360 million) to accommodate an increase of 300 million Common Shares, par value $1.00 per share. Proposal 3 seeks approval of an increase of $20 million in authorized capital (from the proposed level of $360 million—after approval of Proposal 1—to $380 million) to accommodate an increase of 20 million Preferred Shares, par value $1.00 per share. For convenience, the language used in Proposal 3 assumes that Proposal 1 has been approved. In the event that Proposal 1 is not approved, Proposal 3 will be seeking to approve the same amount of increase (i.e., $20 million in authorized capital), but from a level of $60 million to $80 million to accommodate the increase of 20 million Preferred Shares.

The Company has added disclosure on Page 25 in response to this comment. The revised text reads as follows:

“In the event that Proposal 1 is not approved, the amendments to the Bye-Laws to increase authorized share capital will reflect an increase of $60 million to $80 million instead of an increase of $360 million to $380 million.”

5.	We note your bye-laws currently provide for 50,000,000 shares of common stock. Please revise to state how many shares are outstanding and how many are reserved for issuance, and clarify that you currently do not have a sufficient number of authorized shares to exchange the Perpetual Preferred Shares with Common Shares.

The Company has added disclosure on Pages 2, 8 and 11 in response to this comment. The revised text reads as follows:

“As of the Record Date, PXRE Group Ltd. had 31,207,417 Common Shares and 7,037,166 Convertible Common Shares outstanding, with 2,255,245 Common Shares and 4,510,140 Convertible Common Shares reserved for issuance. PXRE Group currently does not have a sufficient number of authorized Common Shares and Convertible Common Shares to effect the exchange of all outstanding Perpetual Preferred Shares into Common Shares and Convertible Common Shares.”

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

6.	Please include a discussion of the anti-dilution provisions of the outstanding Convertible Preferred Shares and explain how these provisions will dilute common shareholders’ interests.

The Company has added disclosure to this effect on Page 9 in response to this comment. The revised text reads as follows:

“The anti-dilution protections afforded to the holders of Convertible Preferred Shares will have a dilutive effect on the holders of outstanding Common Shares. Each Convertible Preferred Share, in whole or in part, is convertible at any time at the option of the holder into Convertible Common Shares for that series according to a formula set forth in the description of stock included as Appendix VI hereto. The Convertible Common Shares are, in turn, convertible into Common Shares on a one-for-one basis. The number of Convertible Common Shares per Convertible Preferred Shares issuable upon any conversion will be determined by dividing a liquidation preference for the series equal to the aggregate original purchase price of the Convertible Preferred Shares plus accrued but unpaid dividends thereon, by the conversion price then in effect. The conversion price is subject to adjustment to avoid dilution in the event of recapitalization, reclassification, stock split, consolidation, merger, amalgamation or other similar event or an issuance of additional Common Shares in a private placement below the fair market value or in a registered public offering below 95% of fair market value or without consideration. In addition, the conversion price is subject to adjustment for certain loss and loss expense development on reserves for losses incurred on or before September 30, 2001 and for any liability or loss arising out of pending material litigation on December 10, 2001.

The recent issuance of Common Shares in a public offering on October 7, 2005 occurred at a price below 95% of the fair market value (as defined in Appendix VI) of PXRE Group’s Common Shares, resulting in an increase of approximately 126,127 Common Shares to be received by the holders of the Convertible Preferred Shares upon ultimate conversion of Convertible Preferred Shares. The proposed issuance of Common Shares upon exchange of the outstanding Perpetual Preferred Shares into Common Shares is also expected to occur at a price below the fair market value (as defined in Appendix VI) of PXRE Group’s Common Shares as of the date that the Perpetual Preferred Shares become exchangeable and therefore is also expected to result in an increase in the number of Common Shares to be received by the holders of the Convertible Preferred Shares upon ultimate conversion. The fair value of the PXRE Group’s Common Shares in connection with the exchange cannot be determined until such time as the Perpetual Preferred Shares are exchangeable. For illustrative purposes, however, based upon the current fair market value of PXRE Group’s Common Shares, $12.72, the adjustment of the conversion price of the Convertible Preferred Shares would, upon the ultimate conversion of Convertible Preferred Shares into Common Shares, result in the issuance of approximately 412,524 additional Common Shares to holders of Convertible Preferred Shares, or approximately 1% of the outstanding Common Shares as of the Record Date on a fully converted basis.”

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

7.	If you have any plans to issue any of the newly authorized common shares, in addition to the shares that will be issued in the exchange, please describe these plans. Otherwise, state that you do not have plans to issue these shares.

The Company has confirmed that it has no current intention of issuing any additional Common Shares, other than the Common Shares that will be issued in the exchange, following the approval of the proposals to increase the authorized Common Shares.

The Company has added disclosure on Pages 2 and 7 in response to this comment.

Proposal 2, page 10

8.	Quantify how many shares of common stock will be issued in the exchange as a percentage of currently outstanding shares, and provide a discussion of the resulting dilution to common shareholders.

The Company has added disclosure on Pages 11 and 12 in response to this comment. The added text reads as follows:

“As a result of the mandatory exchange of the Perpetual Preferred Shares, PXRE Group will issue an additional 34,090,909 Common Shares and Convertible Common Shares, which represents approximately 79.7% of the currently outstanding Common Shares, Convertible Common Shares and Convertible Preferred Shares, on a fully converted basis. Prior to the issuance of the Common Shares and Convertible Common Shares upon exchange of the Perpetual Preferred Shares, holders of Common Shares, Convertible Common Shares and Convertible Preferred Shares have the right to cast approximately 100% of the vote on matters submitted to a vote at a meeting of shareholders. Upon issuance of the Common Shares and Convertible Common Shares upon exchange of the Perpetual Preferred Shares, holders of the currently outstanding Common Shares, Convertible Common Shares and Convertible Preferred Shares will have the right to cast approximately 55.9% of such vote, assuming expected anti-dilution adjustments for holders of Convertible Preferred Shares as discussed under Proposal 1.”

9.	Who purchased the Perpetual Preferred Shares in your October 7, 2005 offering? If any of these purchasers will receive common shares constituting more than 5% of the outstanding common shares as a result of the exchange, please identify them and quantify the percentage of the common shares they will hold following the exchange. Please note if any of the purchasers are current shareholders, this information should be considered in determining whether they will hold 5% or more of the outstanding shares after the exchange.

The Company has provided a list of purchasers of the Perpetual Preferred Shares, attached hereto as Exhibit A.

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

The Company has revised the table under “Share Ownership of Certain Beneficial Owners—Principal Shareholders” to show any holders of Perpetual Preferred Shares that, to the Company’s knowledge, on a fully converted and fully exchanged basis will own 5% or greater of the Company’s Common Shares, together with the number and percentage of such Common Shares to be held by such person upon completion of the exchange.

Proposal 3, page 22

10.	Please revise to describe any plans to issue any of the newly authorized preferred shares if your proposal is approved. Otherwise, revise to state you do not currently have any plans to issue these securities.

The Company has confirmed that it has no current intention of issuing any additional Preferred Shares following the approval of the proposals to increase the authorized Preferred Shares.

The Company has added or revised the disclosure on Pages 7, 9, 23 and 24 in response to this comment.

Share Ownership of Certain Beneficial Owners, page 25

11.	Does this table reflect the shares held as a result of the issuance of the Perpetual Preferred Shares? If it does not, please revise to include these shares and any shareholders who hold 5% of your outstanding shares when the Perpetual Preferred Shares are considered.

The table now reflects the Common Shares to be held as a result of the issuance of the Perpetual Preferred Shares. The Company has revised the table under “Share Ownership of Certain Beneficial Owners—Principal Shareholders” to show any holders of Perpetual Preferred Shares that, to the Company’s knowledge, on a fully converted and fully exchanged basis will own 5% or greater of the Company’s Common Shares, together with the number and percentage of such Common Shares to be held by such person upon completion of the exchange.

12.	Please identify the natural persons who are the beneficial holders of the shares held by Royce & Associates, Capital Z, and Reservoir Capital Management.

The Company has confirmed that Royce & Associates is a registered investment advisor under the Investment Company Act of 1940 and makes filings with the Commission. The Company has no additional information regarding natural persons who are beneficial holders of Common Shares held by Royce & Associates.

According to information provided by Capital Z, the Company believes the following persons, each of whom are members of Capital Z’s Investment Committee, have shared voting and dispositive power over the shares owned by Capital Z, and thus may be deemed to beneficially own such shares: Bradley Cooper, Mark K. Gormley and Robert A. Spass.

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SIDLEY AUSTIN BROWN & WOOD LLP	NEW YORK

Based on the Amended Schedule 13D filed on October 11, 2005 by Reservoir, the Company believes that the following persons, as control persons or executive officers of Reservoir Capital Management L.L.C., the managing member of Reservoir Capital Group L.L.C., have shared voting and dispositive power over the shares owned by Reservoir, and thus may be deemed to beneficially own such shares: Daniel H. Stern, Chairman and Chief Executive Officer, Craig A. Huff, President, Harlan B. Korenvaes, Managing Director, Norman Katzwer, Chief Financial Officer and Treasurer, and Bruce Barnes, Chief Operating Officer.

The Company has added disclosure to the relevant footnotes in the beneficial ownership table beginning on Page 29 in response to this comment.

     If you require additional information concerning the Proxy Statement, please telephone the undersigned at (212) 839-5880 or Michael Golden of this firm at (212) 839-8694.

     Thank you for your attention to this matter.

Very truly yours, Nancy H. Corbett

cc:	Greg Belliston, Esq.
SEC Division of Corporation Finance
Mr. Jeffrey Radke Mr. Gerald Radke
Bruce Byrnes, Esq.
Mr. John Modin
PXRE Group Ltd.

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Exhibit A
List of Purchasers of Perpetual Preferred Shares

Anchorage Capital Master Offshore, Ltd.
Anegada Master Fund, Ltd.
Tonga Partners, L.P.
CapZ PXRE Holdings, LLC
CapZ PXRE Holdings Private, LLC
D.E. Shaw Investment Group, L.L.C.
D.E. Shaw Valence Portfolios, L.L.C.
Endicott Partners, L.P.
Endicott Partners II, L.P.
Endicott Offshore Investors, Ltd.
Engineers Joint Pension Plan & Trust
International Bancshares Corporation Employees Profit Sharing Plan & Trust
EHL Endicott Limited
Eton Park Fund, L.P.
Eton Park Master Fund, Limited
OZ Master Fund. Ltd.
Perry Partners, L.P.
Perry Partners International, Inc.
Reservoir Capital Master Fund, L.P.
Reservoir Capital Partners, L.P.
Reservoir Capital Investment Partners, L.P.
Reservoir Capital Master Fund II, L.P.
Royal Capital Master Fund II, LP
Royal Capital Value Fund (QP), LP
RoyalCap Value Fund, Ltd.
Seneca Capital, LP
SAB Capital Partners, L.P.
SAB Capital Partners II, L.P.
SAB Overseas Master Fund, L.P.
Scopia Partners LLC
Scopia Partners QP LLC
Scopia PX LLC
Scopia Long LLC
Scopia International Limited
Scopia PX International Limited
The Coast Fund L.P.

A-1